FIRST AMENDMENT
TO THE
THIRD AMENDED AND RESTATED BYLAWS
OF
IMH FINANCIAL CORPORATION
This First Amendment to the Third Amended and Restated Bylaws (the “Bylaws”) of IMH Financial Corporation, a Delaware corporation, hereby amends the Bylaws in the following respects:
1.    Section 2.01. Section 2.01 (Powers; Number; Qualifications) of the Bylaws is hereby amended by deleting the section in its entirety and replacing it with the following:
Powers; Number; Qualifications.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise required by law or provided in the Certificate of Incorporation.  Subject to the terms of the Certificate of Incorporation, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors.  The number of directors which shall constitute the whole Board of Directors shall not be less than two (2) nor more than nine (9).  Directors need not be stockholders of the Corporation. The directors of the Corporation shall have such qualifications, if any, as are set forth in the Certificate of Incorporation.
2.    Section 5.02. Section 5.02 (Certain Definitions) of the Bylaws is hereby amended by deleting the definitions of “Exempt Person” and “Exempt Securities” in their entirety in such section where they appear in alphabetical order.
3.    Section 5.04. Section 5.04 (Exemptions; Waiver) of the Bylaws is hereby amended by deleting Section 5.04(a) in its entirety and inserting it place thereof “[Reserved].”
Except as specifically amended above, the Bylaws shall remain the same and in full force and effect.
Adopted as of February 9, 2018